Matthew P. Dubofsky

T: +1 720 566 4244

mdubofsky@cooley.com

September 27, 2017

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington D.C. 20549

Attn:                    Jan Woo, Legal Branch Chief, Office of Information Technology

Matthew Derby, Staff Attorney

Mengyao Lu, Staff Accountant

Morgan Youngwood, Staff Accountant

RE: SendGrid, Inc.

Ladies and Gentlemen:

On behalf of SendGrid, Inc. (the “Company”), we are writing in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated September 15, 2017, with respect to the Company’s Draft Registration Statement on Form S-1, confidentially submitted on August 21, 2017. The Company is concurrently confidentially submitting a revised Draft Registration Statement on Form S-1, which includes changes that reflect the Comments (the “Registration Statement”).

Below are the Company’s responses to the Comments. The numbered paragraphs correspond to the numbering of the Comments, which for your convenience we have incorporated into this letter. Page references in the text of the Company’s responses correspond to the page numbers of the revised Registration Statement.

Prospectus Summary, page 1

1.              Please disclose in the prospectus summary the percentage of shares that your executive officers, directors and principal shareholders will continue to own after the offering. Disclose that your executive officers, directors and principal shareholders will be able to exert significant control over matters subject to shareholder approval.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised page 10 of the Registration Statement.

2.              You reference statistics from a “2017 SendGrid commissioned report” in the prospectus summary. Please tell us the nature, author and purpose of the commissioned report and whether you intend to file a consent relating to this report in the filing. See Securities Act Rule 436.

380 INTERLOCKEN CRESCENT, SUITE 900, BROOMFIELD, CO 80021-8023  T: (720) 566-4000  F: (720) 566-4099  WWW.COOLEY.COM

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that the author of the cited 2017 Company commissioned report is Egg Strategy, Inc., a consumer research and brand strategy consulting firm.  The report is titled “The Future of Digital Communication” and describes the results of a July 2017 survey of 1,200 U.S.-based digital communications users regarding their views on and use of digital communications tools, with a focus on current and future email usage.  The Company commissioned the report to assist with identification of future strategic and marketing opportunities.  The Company has filed a consent from Egg Strategy, Inc. as an exhibit to the Registration Statement.

Market and Industry Data, page 48

3.              You state that you cannot provide assurance as to the accuracy of completeness of third-party information in the filing. Please revise this statement to eliminate any implication that investors are not entitled to rely on the information included in your registration statement. This comment also applies to your disclosure on page 32.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised pages 32 and 48 of the Registration Statement.

Use of Proceeds, page 49

4.              You disclose that you will use the net proceeds from the offering for “general corporate purposes, including working capital and capital expenditures.” To the extent known, please provide more detail regarding the amounts that you plan to use to grow your business. Specifically, we note your disclosure on page 29 that you intend to expend significant funds to develop and enhance your technical infrastructure, platform and services, expand your research and development efforts and selling and marketing operations, including through headcount, and expand into new markets. This section does not require disclosure of definitive plans and it is acceptable to provide a quantitative discussion of preliminary plans. Refer to Item 504 of Regulation S-K and Instruction 7 to Item 504.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised pages 10, 43 and 49 of the Registration Statement. The Company supplementally advises the Staff that at the current time the Company has no specific or preliminary plans for the proceeds from this offering other than the uses disclosed in the revised Registration Statement and the Company has not quantified the amounts for these uses. The Company will further revise the disclosure in the Registration Statement should more specific determinations be made prior to the completion of this offering with respect to the use of proceeds from this offering.

Selected Consolidated Financial Data

Non-GAAP Financial Measures

Adjusted net income (loss), page 58

5.              Your reconciliation of Adjusted Net Income/(Loss) does not appear to include the income tax effects of the Non-GAAP adjustments, which may be inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please advise.

Response:  The Company respectfully acknowledges the Staff’s comment with respect to the updated Compliance and Disclosure Interpretations issued on May 17, 2016, in particular, Question 102.11. The Company did not disclose the income tax effects in the reconciliation of Adjusted Net Income (Loss) because there were none. The Company has significant federal and state tax net operating loss carryforwards and has established a full valuation allowance against its net deferred tax assets. As a result, there is no tax effect in the presented periods on Adjusted Net Income (Loss), and the Company has revised page 58 of the Registration Statement accordingly. In future filings the Company will clearly state if there are no income tax effects related to the adjustments, or, if there are income tax effects related to adjustments, present such income taxes as a separate adjustment.

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Key Business Metrics, page 63

6.              We note from your disclosures on page 27 that your services are sold on a short-term basis, such that subscription renewal or usage rates can decrease rapidly, and if you do not accurately predict these rates, your future revenue and operating results may be harmed. Please tell us whether you consider subscriber renewal rates to be a key indicator of your operating performance. Refer to Section III.B of SEC Release 33-8350.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised pages 27 and 65 of the Registration Statement.  The Company supplementally advises the Staff that the Company does not consider subscription renewal rate, on a standalone basis, to be a key indicator of the Company’s operating performance.  Rather, the Company currently uses subscription net dollar retention rate as a key indicator of both customer retention and expansion.  In the revised Registration Statement, the Company has included additional detail regarding its subscription gross dollar churn rate for the periods presented.  The subscription gross dollar churn rate is a component of the Company’s subscription net dollar retention rate and is indicative of lost subscription revenue period over period from customers that discontinue use of the Company’s services.  The Company believes that subscription net dollar retention rate, as supplemented by the additional disclosure, provides a more complete understanding of the Company’s operating performance than subscription renewal rate because subscription net dollar retention rate quantifies the impact over periods of both (a) nonrenewals of the Company’s services and (b) increased or decreased use of the Company’s services by ongoing customers.  Furthermore, the Company’s subscription net dollar retention rate and its subscription gross dollar churn rate are dollar-based and therefore tie directly to the Company’s operating performance and financial results.  Because usage of the Company’s services varies significantly across customers, changes in the number of customers that renew their subscriptions are not necessarily indicative of trends in the Company’s overall operating performance and, in the Company’s view, changes in subscription renewal rates are less meaningful than changes in net dollar retention rate for purposes of evaluating the Company’s operating performance.

7.              You define a customer as any user account from which you derive revenue during the last month of the period. You also note in the risk factors that some entities may have more than one unique paying account and that you count each of these accounts as a separate customer. With each reference to the 55,000 customers that you had as of June 30, 2017, clarify that the customer number is based on user accounts and that some customers may have more than one account.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised pages 2, 15, 61 and 103 of the Registration Statement.

Subscription Net Dollar Retention Rate, page 64

8.              We note that your ability to drive growth depends, in part, on retaining customers and increasing their use of your platform. Based on your discussion of the Subscription Net Dollar Retention Rate, it is unclear whether the average revenue per customer has increased, decreased or stayed consistent. We also note that you use the average revenue per customer to calculate your market opportunity. Consider disclosing average revenue per customer information and associated trends. Refer to Section III.B of SEC Release 33-8350.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company does not use average revenue per customer as a key metric to manage its business, nor does the Company view this metric as material information that promotes an understanding of the operating performance of the Company.  As described in response to Comment 6 above, the Company currently uses subscription net dollar retention rate as a key indicator of both customer retention and expansion.  The Company believes that subscription net dollar retention rate provides a more complete understanding of the Company’s operating performance than average revenue per customer because subscription net dollar retention rate and subscription gross dollar churn rate, which is a component of subscription net dollar retention rate, capture aggregate (rather than per customer) trends in the Company’s operating performance, whereas average revenue per customer may potentially be misleading as an indicator of the Company’s operating performance because usage of the Company’s services varies significantly across customers.  In addition, the Company supplementally notes that it has provided in the Registration Statement both the number of its customers at the end of each period presented and total revenue for each such period, which enables investors to calculate average revenue per customer should they so choose.  The Company respectfully acknowledges that it uses average revenue per customer to calculate its market opportunity in the Registration Statement but notes that it has done so solely for arithmetic purposes and not to suggest that the Company uses such information for purposes of managing its business or that the Company believes such information promotes an understanding of its operating performance.

The Company believes that the disclosures included in the Registration Statement comply with the guidance in Section III.B of SEC Release No. 33-8350 and provide a sufficiently detailed description of its business. To the extent that management of the Company begins to use additional metrics on a consistent basis to assist in evaluating the performance of the Company’s business, the Company will consider disclosing those metrics in future filings.

Components of Results of Operations, page 65

9.              You state that a “substantial majority” of your total revenue through June 30, 2017 has been from sales of your Email API service. Please provide additional context by disclosing the revenue from your Email API service.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised page 65 of the Registration Statement.

Results of Operations, page 67

10.       Please quantify the increases in revenue attributable to sales of additional services to existing customers and sales to new customers, respectively, or advise why you do not believe such disclosure is warranted. In addition, revise your disclosure to quantify the contribution of your Marketing Campaigns service to the increases in revenue if the impacts are material. Refer to Item 303(a)(3)(iii) of Regulation S-K and Section III.B of SEC Interpretive Release 33-8350.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised pages 68, 69 and 70 of the Registration Statement to identify increased email volume from, and sales of additional services to, existing customers as the primary drivers of the Company’s revenue growth and to quantify, where material, the increase in revenue from both the Company’s marketing services generally and its Marketing Campaigns service, in each case, for the periods presented.  The revised disclosure also quantifies the growth in the Company’s email volume and number of customers over the periods presented.  The Company respectively advises the Staff that the Company has not revised the disclosure to further quantify revenue growth from existing versus new customers and does not believe such disclosure is warranted.

As stated in the Registration Statement, email volume, number of customers and subscription net dollar retention rate are the key metrics that the Company uses to measure performance, identify trends, formulate financial projections and make strategic decisions.  The Company believes that disclosure of changes in those metrics on a quarterly basis provides the most meaningful insight into the causes of the Company’s revenue results in that changes in email volume are closely correlated to changes in overall revenue, changes in customer count are indicative of potential future revenue trends and subscription net dollar retention rate is indicative of the contribution of existing customers to revenue and the impact of lost customers on revenue.  Further, subscription gross dollar churn rate, a component of subscription net dollar rate, is also indicative of the impact of lost customers on revenue. Accordingly, the Company respectfully submits that those disclosures, together with the additional information disclosed in response to this comment, comply with Item 303(a)(3)(iii) of Regulation S-K and the guidance in Section III.B of SEC Release No. 33-8350 and provide a sufficiently detailed description of the reasons for the changes in the Company’s revenue in the periods presented.

11.       We note from your disclosures on page 64 that pricing impacts your subscription net dollar retention rate. Please revise your disclosures to explain how pricing impacted your subscription net dollar retention rate and revenues for each period presented. Refer to Item 303(a)(3)(iii) and Section III.D of SEC Interpretive Release 33-6835.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised page 64 of the Registration Statement to clarify that pricing may materially impact the Company’s subscription net dollar retention rate in the future but changes in pricing did not have a material impact on the Company’s subscription net dollar retention rate for any of the periods presented. The Company also advises the Staff that to the extent pricing has a material impact on the Company’s subscription net dollar retention rate in the future, the Company will disclose that impact in future filings.

Business

Proprietary Technology and Domain Expertise Enables Effective Email Delivery, page 91

12.       You state that you achieved a delivery rate of 94% in the first six months of 2017 compared to a general delivery rate of wanted emails of 80% as reported by Return Path in 2017. Please clarify whether the Return Path report covered the same six months of 2017. Also revise to clarify whether your delivery rates in the periods presented have been historically consistent with the first six months of 2017.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised pages 5 and 95 of the Registration Statement to indicate that the Company’s delivery rates for the periods presented have been historically consistent with the first six months of 2017 and to specify that the time period covered by the Return Path report was the 12-month period ended June 30, 2017.

Continue to Grow Internationally, page 94

13.       You state that you generated 36% of your revenue from international customers and that you have an office in London. To the extent material, please revise to discuss the other countries in which you currently operate or plan on operating.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that while the Company intends to continue to expand its operations internationally, it does not currently have material operations, or any specific plans to commence material operations, in any additional countries.

Ability to Process Email Efficiently, page 96

14.       We note that your mail processors automatically route emails to the nearest email processing facility and that you maintain mail processing facilities in the United States and internationally. Please provide a description of these facilities, their locations, and the manner in which they are held by the company.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised pages 102 and 106 of the Registration Statement.

Intellectual Property, page 98

15.       Please provide more specific disclosure regarding the intellectual property owned by the company, including the duration of any material patents you may own or license from third parties. We note that you have one issued patent as of June 30, 2017. See Item 101(c)(1)(iv) of Regulation S-K.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised page 107 of the Registration Statement.

Notes to Consolidated Financial Statements

(11) Common Stock

(a) Stock Option Plan, page F-26

16.       Please tell us the estimated fair values of your common stock used in estimating the fair values of your stock options granted during 2016 and the first half of 2017.  Reconcile and explain any significant differences between the fair values of your common stock for measuring the compensation expenses associated with your stock options granted during the aforementioned periods and the fair values of your common stock implied by your issuance of Series D preferred stock at $14.14 per share in November 2016 as disclosed on page 120 and your share consideration of $0.4 million when acquiring Bizzy in March 2017 as disclosed on page F-20.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Board of Directors of the Company (the “Board”) granted stock options during the period from January 1, 2016 through June 30, 2017 as summarized below:

Grant Date	Number of Shares of Common Stock Underlying Options Granted	Estimated Fair Value of Common Stock Used to Determine Stock-Based Compensation Expense
April 14, 2016	393,966	$2.74
June 7, 2016	60,000	$2.74
August 16, 2016	752,005	$4.19
November 1, 2016	667,251	$4.19
January 18, 2017	334,413	$4.47
April 4, 2017	536,349	$5.43
June 2, 2017	297,647	$7.53

The Company determined the estimated fair value of its common stock for purposes of measuring compensation expense associated with its stock options based on the Board’s determination of the fair market value of the common stock on each grant date. The estimated fair value of the common stock underlying those options was supported by periodic independent third-party valuations.

The results and timing of the independent third-party valuations were as follows:

Valuation Date (as of)	Fair Value Per Share of Common Stock
December 31, 2015	$2.74
June 30, 2016	$4.19 - $4.58
October 21, 2016	$4.10 - $4.47
February 28, 2017	$5.43 - $5.92
April 30, 2017	$6.34 - $7.53

The independent third-party valuations were performed in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. To assess the fair value of the common stock underlying option grants, the valuations first determined the Company’s enterprise value. The Company’s enterprise value was estimated using the market approach and, for the April 30, 2017 valuation, the income approach as well. The market approach values a business by reference to guideline companies for which enterprise values are known. This approach has three principal methodologies. The guideline public company methodology derives valuation multiples from the operating data and share prices of similar public companies for which the Company developed a list of peer companies that remained relatively static over time. The similar transaction methodology focuses on comparisons between the subject company and guideline public or private companies. The precedent transaction method estimates the value of a business based on the utilization of a company’s own relevant stock transactions. During the periods presented, the Company used a combination of the guideline public company methodology and one or both of the similar transaction methodology and the precedent transaction methodology to estimate the Company’s enterprise value or a range of enterprise values.

The Company’s estimated enterprise value or range of values at each valuation date was then allocated to the shares of preferred stock, common stock, warrants and options using the option pricing method (“OPM”). Under the OPM, shares are valued by creating a series of call options with exercise prices based on the rights and preferences of each equity class. The values of the preferred stock and common stock were inferred by analyzing these options. Based on the range of possible future outcomes and the uncertainty with respect to corresponding time frames, and other relevant factors, the Company determined that the OPM was the most appropriate method for allocating the Company’s enterprise value or range of enterprise values to determine the estimated fair value of its common stock for the periods presented. In determining the estimated fair value of the Company’s common stock on the date of grant, the Board also considered that the common stock is not freely tradeable in the public markets. The estimated fair value of the Company’s common stock at each grant date therefore reflects a discount for lack of marketability.

Series D Financing

In November 2016, the Company closed its Series D convertible preferred stock financing, which resulted in the issuance of 2,329,072 shares of Series D convertible preferred stock at a price of $14.14029 per share to existing investors (the “Series D Financing”).  The rights and preferences of the Series D convertible preferred stock, including dividend rights, liquidation preferences and conversion rights, are significantly different from the rights associated with the common stock. Because the rights and preferences of the Series D stockholders do not accrue to the benefit of the common stockholders, the value of the Series D convertible preferred stock is not necessarily equal to the value of the shares of common stock.

In determining the fair market value of the Company’s common stock with respect to the November 2016 grants and each of the subsequent grants presented in the table above, the Board considered independent third-party valuations that contemplated the Series D Financing.  The valuations as of October 21, 2016, February 28, 2017 and April 30, 2017 estimated a range of enterprise values for the Company using each of the three principal market approach methodologies and estimated a range of estimated fair values of the common stock applying the OPM to the range of enterprise values. The April 30, 2017 valuation also used the income approach in estimating the range of enterprise values for the Company and the range of estimated fair values of the common stock.  Under the precedent transaction market approach method, in the October 21, 2016 valuation the transactions contemplated by the term sheet for the Series D Financing were treated as having closed on the date of the valuation and the enterprise valuation implied by the terms of the term sheet was allocated among the multiple classes of stock outstanding based on the rights and preferences of each class of stock. Similarly, with respect to the February 28, 2017 and April 30, 2017 valuations, the enterprise value implied by the terms of the Series D Financing was allocated among the multiple classes of stock outstanding based on the rights and preferences of each class of stock.  With respect to each of those valuations, because a significant amount of the enterprise value was allocated to the outstanding classes of convertible preferred stock and a discount for lack of marketability was also applied to the value of the common stock, the value of the common stock was significantly discounted in comparison to the value of Series D preferred stock.  In determining the estimated fair value of the common stock with respect to the November 2016 grants, the Board applied a 25.7% discount for lack of marketability. In determining the estimated fair value of the common stock with respect to the January and April 2017 grants, the Board applied a 17.8% discount for lack of marketability. In determining the estimated fair value of the common stock with respect to the June 2017 grants, the Board applied a 17.1% discount for lack of marketability. The Company did not take the terms of the Series D Financing into account for purposes of the pre-November 2016 grants presented in the table above because the Company was not aware of such terms as of the grant dates of those options.

Bizzy Acquisition

In March 2017, the Company acquired JCKM, Inc., or Bizzy, in exchange for $2.7 million in cash and 79,547 shares of the Company’s common stock. For provisional financial reporting purposes, the Company valued the stock issued in the Bizzy acquisition at $5.48 per share, which was within the fair value per share range from the February 28, 2017 valuation and less than 1.0% greater than the estimated fair value of the Company’s common stock for purposes of measuring compensation expenses associated with the April 2017 stock option grants. Upon completion of its financial reporting for the quarter ended September 30, 2017, the Company intends to value the stock issued in the Bizzy acquisition at $5.43 per share, which is the estimated fair value of the Company’s common stock for purposes of measuring compensation expense associated with the April 2017 stock option grants.

Conclusion

Based on the foregoing, the Company does not believe that the fair values of its common stock implied by issuance of the Series D convertible preferred stock are significantly different than the fair values of the Company’s common stock used for measuring compensation expense with respect to stock options granted in November 2016 and January 2017. For the subsequent grants in April and June 2017, the fair value of the Company’s common stock used for measuring compensation expense was higher than the implied fair value of the Company’s common stock at the time of the Series D Financing. The increase in the fair value of the Company’s common stock in valuations subsequent to the Series D Financing was primarily driven by the improved performance of the Company.

Furthermore, the fair value of the Company’s common stock implied by issuance of the share consideration in the Bizzy acquisition was not significantly different than the fair values of the Company’s common stock used for measuring compensation expense with respect to stock options granted in April 2017. For subsequent grants, such fair value was higher than the valuation attributed to the Bizzy shares.

The Company did not take the terms of the Series D Financing into account for purposes of the pre-November 2016 grants presented in the table above because the Company was not aware of such terms as of the grant dates of those options. The Company did not take the terms of the Bizzy Acquisition into account for purposes of the pre-April 2017 grants presented in the table above because the terms of the acquisition were not determined as of the grant dates of those options.

(12) Redeemable Preferred Stock Warrant Liability, page F-29

17.       This footnote does not appear to include the warrant issued on April 28, 2015 to purchase your Series C preferred stock as noted in Item 15.  Please advise.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised page F-30 and Item 15 on page II-2 of the Registration Statement.

(14) Segment and Geographic Information, page F-32

18.       If applicable, revise to disclose revenues attributable to any foreign countries that are individually material.  Refer to ASC 280-10-50-41(a).

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that none of the foreign countries to which revenue is attributable is material because revenue from no foreign country accounted for more than 5% of the Company’s revenue in the presented periods. In the future, if material, the Company will provide appropriate disclosure.

19.       Your disclosures on page 15 indicate that certain larger entities have more than one unique paying account with you and you count each of these accounts as a separate customer. Please tell us and disclose whether any of these larger entities with more than one paying account comprise more than 10% of your revenue during any of the presented periods.  Refer to ASC 280-10-50-42.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that no entities that may have more than one paying account comprised more than 10% of the Company’s revenue during any of the periods presented.

(18) Subsequent Event, page F-38

20.       Please revise to disclose the date through which you evaluated subsequent events and whether that date represents the date the financial statements were issued or available to be issued.  Refer to ASC 855-10-50.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-39 of the Registration Statement.

General

21.       Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:  The Company respectfully acknowledges the Staff’s comment and is supplementally providing to the Staff under separate cover copies of such written communications.

22.       Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

Response:  The Company respectfully acknowledges the Staff’s comment and has included such graphic materials and artwork in the Registration Statement.

******

Please contact me at (720) 566-4244 with any questions or further comments regarding the responses to the Staff’s Comments.

Sincerely,

/s/ Matthew P. Dubofsky

Matthew P. Dubofsky

cc:                                Sameer Dholakia, SendGrid, Inc.

Yancey Spruill, SendGrid, Inc.

Michael Tognetti, SendGrid, Inc.

Michael L. Platt, Cooley LLP

Eric C. Jensen, Cooley LLP

Sarah K. Solum, Davis Polk & Wardwell LLP